UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
               Sickbay Health Media, Inc. f\k\a Sickbay.com, Inc.
                                (Name of Issuer)


                               Common Stock, $.001
                         (Title of Class of Securities)


                                   825837 10 7
                                 (CUSIP Number)

                                  Glen B. Bilbo
                          First Frontier Holdings, Inc.
              111 Great Neck Road, Suite 200, Great Neck, NY 11021
                                 (516) 482-4400

                                    Copy to:
                             Steven A. Sanders, Esq.
                             Spitzer & Feldman P.C.
                                 405 Park Avenue
                            New York, New York 10022
                                  212/888-6680


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 22, 2000
             (Date of Event which Requires Filing of this Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     First Frontier Holdings, Inc. - EIN # 58-8513631

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  N/A
     (b)  N/A

3.   SEC Use Only

4.   Source of Funds (See Instructions) - WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) - No

6.   Citizenship or Place of Organization - New York, New York


Number of Shares Beneficially Owned by Each Reporting Person

7.   Sole Voting Power - 3,549,625

8.   Shared Voting Power - None

9.   Sole Dispositive Power - 3,549,625

10.  Shared Dispositive Power - None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person - 3,549,625

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) - Yes (See Attached)

13. Percent of Class Represented by Amount in Row (11) - 13.8% as of April 17, 2001 as reported by the Transfer Agent representing 23,152,729 Shares of Common Stock Outstanding plus 500,000 Shares of Preferred Stock Outstanding (No Prior Filings with Outstanding Shares)

14.  Type of Reporting Person (See Instructions) - CO


Item 1. Security and Issuer


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     This  statement  relates  to shares of  common  stock,  $.001 par value per share, of Sickbay Health Media, Inc. ("Issuer Common Stock"), a Utah corporation (the "Issuer"). The principal executive offices of the Issuer are Sickbay Health Media, Inc. 510 Broadhollow Road, Melville, New York.


Item 2. Identity and Background

     This statement is being filed by First Frontier Holdings, Inc., a New York corporation (the "Reporting Person"). The principal executive offices of the Reporting Person are located at 111 Great Neck Road, Suite 200, Great Neck, New York 11021. The Reporting Person is strictly engaged in the business of investing in both public and private companies. In regards to its investment in the Issuer, the Reporting Person is taking an active management role.

     Mr. Glen B. Bilbo is the President of the Reporting Person. Mr. Bilbo's business address is 111 Great Neck Road, Great Neck, New York 11021. Mr. Bilbo is the sole officer of the Reporting Person and the Reporting Person has no directors. During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, has Glen B. Bilbo been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or in subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     The purchase price of $3,549,625 was paid out of the working capital of the Reporting Person.


Item 4. Purpose of Transaction

     Pursuant to a Stock Purchase Agreement, dated February 11, 2000 (the "Stock Purchase Agreement"), between the Reporting Person and the Issuer, the Reporting Person agreed to purchase up to 6,400,000 shares of the Issuer's common stock for the period commencing on February 11, 2000 and terminating on May 1, 2001 for a total purchase price of $6,400,000. Pursuant to the terms of a Registration Rights Agreement, dated March 2, 2000, between the Reporting Person and the Issuer (the "Registration Rights Agreement"), the Reporting Person has the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of any or all of the shares of Issuer Common Stock received by the Reporting Person (the "Registrable Securities") at any time after a Qualified
Secondary Offering, as that term is defined in the Registration Rights Agreement. The Reporting Person is also entitled to "piggyback" registration rights, which are exercisable at


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

any time. The Reporting Person's demand and piggyback registration rights are subject to customary restrictions and limitations.

     The Issuer has agreed to pay all registration expenses in connection with the registration of the Registrable Securities except that selling expenses attributable to the Reporting Person shall be borne by the Reporting Person. In addition, in connection with any registration statement filed pursuant to the Registration Rights Agreement, the Issuer and the Reporting Person have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

     The registration rights with respect to the Registrable Securities may be transferred with limited restrictions.

     On May 11, 2000, Glen B. Bilbo, an executive officer of the Reporting Person was appointed to the Board of Directors of the Issuer by the Directors of the Issuer.

     The Reporting Person intends to review on a continuing basis its investment in the Issuer. Subject to the limitations described above, the Reporting Person may decide to increase or decrease its investment in the Issuer depending on the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

     Other than as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

     (a) and (b) As of July 17, 2001, the Reporting Person was the record owner of 3,549,625 shares of Issuer Common Stock, representing 13.8% of the outstanding shares of the Issuer Common Stock (based on the number of shares of Issuer Common and Preferred Stock outstanding as of July 17, 2001, after giving effect to the number of shares purchased by the Reporting Person). The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct with the disposition of the Share of Issuer Common Stock that it owns.

     (c) Except as set forth in Item 4, to the best knowledge of the Reporting Person, the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Issuer Common Stock.

     (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares of the Issuer Common Stock referred to in this Item 5. To the best knowledge of the Reporting Person, no person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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

     Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


Item 7. Material to Be Filed as Exhibits

     1. Stock Purchase Agreement, dated February 11, 2000, between First Frontier Holdings, Inc. and Sickbay.com, Inc.

     2. Registration Rights Agreementment, dated March 2, 2000, between First Frontier Holdings, Inc. and Sickbay.com, Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FIRST FRONTIER HOLDINGS, INC.


                                            By: /s/ Glen B. Bilbo
                                            Name:   Glen B. Bilbo
                                            Title:  President


DATED: April 18, 2001


                                INDEX TO EXHIBITS

Exhibit Number         Description of Exhibits

     1. Stock Purchase Agreement, dated February 11, 2000, between First Frontier Holdings, Inc. and Sickbay.com, Inc.


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

     2. Registration Rights Agreementment, dated March 2, 2000, between First Frontier Holdings, Inc. and Sickbay.com, Inc.



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